Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 20-A-IV dated April 15, 2010	Term Sheet to Product Supplement No. 20-A-IV Registration Statement No. 333-155535 Dated January 12, 2011; Rule 433

Structured Investments	$ Semi-Annual Review Notes Linked to the Russell 2000® Index due February 7, 2013

General

  The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the four Review Dates, the Russell 2000® Index is at or above the Call Level applicable to that Review Date. If the notes are not automatically called, Investors will receive their principal back at maturity if the Ending Index Level is not less than the Initial Index level by more than 30%, but will lose some or all of their principal if the Ending Index Level is less than the Initial Index Level by more than 30%. Investors in the notes should be willing to accept this risk of loss and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  The first Review Date, and therefore the earliest date on which an automatic call may be initiated, is August 4, 2011.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 7, 2013†
  Minimum denominations of $1,000 and integral multiples thereof
  The notes are expected to price on or about February 4, 2011 and are expected to settle on or about February 9, 2011.

Key Terms

Index:	The Russell 2000® Index (the “Index”)
Automatic Call:

If the Index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium and that will be payable on the applicable Call Settlement Date.

Call Level:	100% of the Initial Index Level for each Review Date
Payment if Called:

For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount, calculated as follows:

  between 2.50%* and 3.50%* x $1,000 if automatically called on the first Review Date between 5.00%* and 7.00%* x $1,000 if automatically called on the second Review Date between 7.50%* and 10.50%* x $1,000 if automatically called on the third Review Date between 10.00%* and 14.00%* x $1,000 if automatically called on the final Review Date

*The actual call premiums applicable to the first, second, third and final Review Dates will be determined on the pricing date and will be within the respective ranges specified above.

Payment at Maturity:

If the notes are not automatically called and if the Ending Index Level is less than the Initial Index Level by not more than to 30%, you will receive the principal amount of your notes at maturity.  If the Ending Index Level is less than the Initial Index Level by more than 30%, you will lose 1.4286% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level by more than 30%, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 30%) x 1.4286]

If the notes are not automatically called, you will lose some or all of your investment at maturity if the Ending Index Level is less than the Initial Index Level by more than 30%.

Buffer Amount:	30%
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about February 4, 2011
Ending Index Level:	The Index closing level on the final Review Date
Review Dates†:	August 4, 2011 (first Review Date), February 8, 2012 (second Review Date), August 6, 2012 (third Review Date) and February 4, 2013 (final Review Date)
Call Settlement Dates†:

August 9, 2011 (first Call Settlement Date), February 13, 2012 (first Call Settlement Date), August 9, 2012 (second Call Settlement Date) and February 7, 2013 (final Call Settlement Date, which is also the Maturity Date), each of which is the third business day after the applicable Review Date specified above, except that the final Call Settlement Date is the Maturity Date

Maturity Date†:	February 7, 2013
CUSIP:	48124A7J0
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” or “Description of Notes — Automatic Call,” as applicable, in the accompanying product supplement no. 20-A-IV

Investing in the Semi-Annual Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 20-A-IV and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $35.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $15.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $35.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions and other amounts that may be allowed to other dealers, exceed $35.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-50 of the accompanying product supplement no. 20-A-IV

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

January 12, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 20-A-IV and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 20-A-IV dated April 15, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 20-A-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 20-A-IV dated April 15, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210001525/e38483_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — If the Index closing level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) between 2.50%* and 3.50%* x $1,000 if called on the first Review Date (ii) between 5.00*% and 7.00%* x $1,000 if called on the second Review Date; (ii) between 7.50%* and 10.50%* x $1,000 if called on the third Review Date; or (iv) between 10.00%* and 14.00* x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
  * The actual call premiums applicable to the first, second, third and final Review Dates will be determined on the pricing date and will be within the respective ranges specified.
  POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just under two years, the notes will be automatically called before maturity if the Index closing level is at or above the relevant Call Level on the applicable Review Date and you will be entitled to the applicable payment corresponding to such Review Date as set forth on the cover of this term sheet.
  LIMITED PROTECTION AGAINST LOSS — If the notes are not automatically called and the Ending Index Level is less than the Initial Index Level by no more than 30%, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Index Level declines by more than 30%, for every 1% that the Ending Index Level is less than the Initial Index level by more than 30%, you will lose an amount equal to 1.4286% of the principal amount of your notes.

JPMorgan Structured Investments — Semi-Annual Review Notes Linked to the Russell 2000® Index	TS-1

  DIVERSIFICATION OF THE RUSSELL 2000® INDEX — The return on the notes is linked to the performance of the Russell 2000® Index. The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000ETM Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about the Index, see the information set forth under “The Russell 2000® Index” in the accompanying product supplement no. 20-A-IV.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 20-A-IV. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 20-A-IV dated April 15, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — If the notes are not called and the Ending Index Level is less than the Initial Index Level by more than 30%, you will lose 1.4286% of your principal amount for every 1% that the Ending Index Level is less than the Initial Index Level by more than 30%. Accordingly, you could lose some or all of your initial investment.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity or upon an automatic call, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

JPMorgan Structured Investments — Semi-Annual Review Notes Linked to the Russell 2000® Index	TS-2

  LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for the Review Dates as set forth on the cover of this term sheet, regardless of the appreciation in the Index, which may be significant. Because the Index closing level at various times during the term of the notes could be higher than on the Review Dates, you may receive a lower payment if automatically called or at maturity, as the case may be, than you would have if you had invested directly in the Index.
  REINVESTMENT RISK — If your notes are automatically called early, the term of the notes may be reduced to as short as six months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.
  RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS — The stocks that constitute the Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment upon an automatic call or at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Semi-Annual Review Notes Linked to the Russell 2000® Index	TS-3

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Index as shown under the column “Index Level Appreciation/Depreciation at Review Date.” The following table assumes a Call level equal to the hypothetical Initial Index Level of 800 on each of the Review Dates. The table assumes that the call premiums used to calculate the call premium amount applicable to the first, second, third and final Review Dates are 3.00%, 6.00%, 9.00% and 12.00% (the midpoints of the ranges specified on the front cover), respectively, regardless of the appreciation of the Index, which may be significant; the actual call premiums will be determined on the pricing date. If the actual call premiums as determined on the Pricing Date are less than the hypothetical percentages specified above, your total return and total payment over the term of the notes will be less than the amounts indicated below. There will be only one payment on the notes whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

	Index Level	Total	Total	Total	Total
	Appreciation/	Return at	Return at	Return at	Return
Index	Depreciation at	First	Second	Third	at
Closing Level	Review Date	Review Date	Review Date	Review Date	Maturity

1440.00	80.00%	3.00%	6.00%	9.00%	12.00%
1360.00	70.00%	3.00%	6.00%	9.00%	12.00%
1280.00	60.00%	3.00%	6.00%	9.00%	12.00%
1200.00	50.00%	3.00%	6.00%	9.00%	12.00%
1120.00	40.00%	3.00%	6.00%	9.00%	12.00%
1040.00	30.00%	3.00%	6.00%	9.00%	12.00%
960.00	20.00%	3.00%	6.00%	9.00%	12.00%
880.00	10.00%	3.00%	6.00%	9.00%	12.00%
800.00	0.00%	3.00%	6.00%	9.00%	12.00%
760.00	-5.00%	N/A	N/A	N/A	0.00%
720.00	-10.00%	N/A	N/A	N/A	0.00%
640.00	-20.00%	N/A	N/A	N/A	0.00%
560.00	-30.00%	N/A	N/A	N/A	0.00%
552.00	-31.00%	N/A	N/A	N/A	-1.43%
480.00	-40.00%	N/A	N/A	N/A	-14.29%
400.00	-50.00%	N/A	N/A	N/A	-28.57%
320.00	-60.00%	N/A	N/A	N/A	-42.86%
240.00	-70.00%	N/A	N/A	N/A	-57.14%
160.00	-80.00%	N/A	N/A	N/A	-71.43%
80.00	-90.00%	N/A	N/A	N/A	-85.72%
0.00	-100.00%	N/A	N/A	N/A	-100.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 800 to an Index closing level of 880 on the first Review Date. Because the Index closing level on the first Review Date of 880 is greater than the corresponding Call Level of 800, the notes are automatically called, and the investor receives a single payment of $1,030 per $1,000 principal amount note.

Example 2: The level of the Index decreases from the Initial Index Level of 800 to an Index closing level of 760 on the first Review Date, 720 on the second Review Date, 640 on the third Review Date and 560 on the final Review Date. Because (a) the Index closing level on each of the Review Dates (760, 720, 640 and 560) is less than the corresponding Call Level of 800 and (b) the Ending Index level is not less than the Initial Index Level by more than 30%, the notes are not automatically called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 800 to an Index closing level of 720 on the first Review Date, 640 on the second Review Date, 560 on the third Review Date and 480 on the final Review Date. Because (a) the Index closing level on each of the Review Dates (720, 640, 560 and 480) is less than the corresponding Call Level of 800 and (c) the Ending Index Level is more than 30% below the Initial Index Level, the notes are not automatically called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-40% + 30%) x 1.4286] = $857.14

JPMorgan Structured Investments — Semi-Annual Review Notes Linked to the Russell 2000® Index	TS-4

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical Index closing levels from January 6, 2006 through January 7, 2011. The Index closing level on January 11, 2011 was 794.76. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

JPMorgan Structured Investments — Semi-Annual Review Notes Linked to the Russell 2000® Index	TS-5